745 Seventh Avenue

         New York, NY 10019

         United States


July 1 , 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

         Re: Capitalworks Emerging Markets Acquisition Corp.

To whom it may concern:

    Barclays was informed that Capitalworks Emerging Markets Acquisition Corp.
(the    Company   ) intends
to pursue a business combination with Advanced Solar Technologies, Inc. or its
affiliate(s) (the    Target   )
(the    AST Business Combination   ). Barclays has not been engaged by the
Company, CEMAC Sponsor LP
(the    Sponsor   ) or the Target regarding the AST Business Combination.
However, because Barclays served
as the Company   s sole underwriter on its initial public offering (the    IPO
 ), Barclays will be entitled to its
back-end fee if the AST Business Combination is consummated.

    A registration statement for the AST Business Combination has not filed or confidentially submitted with the Securities and Exchange Commission and, therefore, has not yet been declared effective as of the date of this letter.

     Barclays previously entered into (i) an underwriting agreement, dated November 30, 2021 (the
   Underwriting Agreement   ), by and between Barclays and Company and (ii) an
engagement letter, dated
July 15, 2021 (the    Engagement Letter   ), by and among Barclays, the Company
and the Sponsor related to
the Company   s IPO.

    This letter is to advise you that, effective as of July 1 , 2022, Barclays
(i) waived (x) any Deferred
Discount (as defined in the Underwriting Agreement and Engagement Letter) and
(y) any right of first
refusal or similar right in the Engagement Letter, in each case, solely with respect to the AST Business
Combination and (ii) has resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in any registration statement with respect to the AST Business Combination as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under
Section 7 of the Securities Act of 1933, as amended (the    Securities Act   ))
with respect to the AST Business
Combination.

    Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or
Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the registration statement with respect to the AST Business Combination. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities
Act or the rules and regulations promulgated thereunder) with respect to the AST Business Combination.




29225864V2
                 Sincerely,

                BARCLAYS CAPITAL INC.

                By: _____________________
                Name: Andrew Garcia
                Title: Managing Director

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